Exhibit 4.19

Execution Version

CERTIFICATE OF DESIGNATIONS

OF

7.750% FIXED-RATE RESET

PERPETUAL NON-CUMULATIVE PREFERRED STOCK, SERIES E

OF

ATHENE HOLDING LTD.

The designation, powers, preferences and privileges, voting rights, relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof, of the 7.750% Fixed-Rate Reset Perpetual Non-Cumulative Preferred Stock, Series E, $1.00 par value per share (the “Series E Preferred Stock”), of Athene Holding Ltd., a Delaware corporation (the “Company”), in addition to those set forth in the Certificate of Incorporation (as amended and restated from time to the, the “Certificate of Incorporation”) and the Bylaws of the Company (as amended and restated from time to time, the “Bylaws”), are fixed as follows:

SECTION 1. DESIGNATION. The distinctive serial designation of the Series E Preferred Stock is “7.750% Fixed-Rate Reset Perpetual Non-Cumulative Preferred Stock, Series E.” Each share of Series E Preferred Stock shall be identical in all respects to every other share of Series E Preferred Stock, except as to issue price, the date of issuance and the respective dates from which dividends thereon shall accrue, to the extent such dates may differ as permitted pursuant to Section 4(a) herein.

SECTION 2. NUMBER OF SHARES. The authorized number of Series E Preferred Stock shall initially be 20,000. The Company may from time to time elect to issue additional shares of Series E Preferred Stock, and all the additional shares so issued shall be a part of, and form a single series with, the Series E Preferred Stock initially authorized hereby. Shares of Series E Preferred Stock that are redeemed, purchased or otherwise acquired by the Company shall have the status of authorized but unissued shares of the Company, without designation as to class or series.

SECTION 3. DEFINITIONS. As used herein with respect to Series E Preferred Stock:

(a) “additional amounts” has the meaning specified in Section 5(a).

(b) “Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.

(c) “Calculation Agent” means the calculation agent appointed by the Company prior to December 30, 2027, which may be a person or entity affiliated with the Company.

(d) “Capital Disqualification Event” means that the Series E Preferred Stock do not qualify as Tier 1 capital (or a substantially similar concept) for purposes of the capital adequacy rules or regulatory standards of any Capital Regulator to which the Company is or will be subject; provided that the proposal or adoption of any criterion that is substantially the same as the corresponding criterion in the capital adequacy rules of the Board of Governors of the Federal Reserve System applicable to bank holding companies as of the date of the initial issuance of the Bermuda Series E Preferred Stock (as defined in the Certificate of Incorporation) will not constitute a capital disqualification event.

(e) “Capital Regulator” means any governmental agency, instrumentality or standard-setting organization as may then have group-wide oversight of the Company’s regulatory capital.

(f) “Certificate of Designations” means this Certificate of Designations relating to the Series E Preferred Stock, as may be amended from time to time.

(g) “Certificate of Incorporation” means the certificate of incorporation of the Company, as it may be amended from time to time.

(h) “Change in Tax Law” has the meaning specified in Section 7(e).

(i) “Code” means the Internal Revenue Code of 1986, as amended.

(j) “Common Stock” means the common stock, par value US$0.001 per share of the Company.

(k) “DGCL” means the General Corporation Law of the State of Delaware.

(l) “Dividend Payment Date” has the meaning specified in Section 4(a).

(m) “Dividend Period” has the meaning specified in Section 4(a).

(n) “Dividend Rate” means (i) from the Issue Date, to but excluding the First Reset Date, an amount equal to 7.750% of the Liquidation Preference per annum and (ii) from and including the First Reset Date, during each Reset Period, an amount equal to the Five-Year U.S. Treasury Rate as of the most recent Reset Dividend Determination Date plus 3.962% of the Liquidation Preference per annum.

(o) “Dividend Record Date” has the meaning specified in Section 4(a).

(p) “DTC” means The Depository Trust Company, together with its successors and assigns.

(q) “First Reset Date” means December 30, 2027.

(r) “Five-Year U.S. Treasury Rate” means, as of any Reset Dividend Determination Date, as applicable:

(i) An interest rate (expressed as a decimal) determined to be the per annum rate equal to the average of the yields to maturity for the five business days immediately prior to such Reset Dividend Determination Date for U.S. Treasury securities with a maturity of five years from the next Reset Date and trading in the public securities markets or

(ii) If there is no such published U.S. Treasury security with a maturity of five years from the next Reset Date and trading in the public securities markets, then the rate will be determined by interpolation between the average of the yields to maturity for the five business days immediately prior to such Reset Dividend Determination Date for two series of U.S. Treasury securities trading in the public securities market, (A) one maturing as close as possible to, but earlier than, the Reset Date following the next succeeding Reset Dividend Determination Date, and (B) the other maturity as close as possible to, but later than, the Reset Date following the next succeeding Reset Dividend Determination Date, in each case as published in the most recent H.15 under the caption “Treasury constant maturities.” The Five-Year U.S. Treasury Rate will be determined by the Calculation Agent on the applicable Reset Dividend Determination Date. If the Five-Year U.S. Treasury Rate cannot be determined pursuant to the methods described in clauses (i) or (ii) above, then the Five-Year U.S. Treasury Rate will be the same interest rate determined for the prior Reset Dividend Determination Date.

(s) “Issue Date” means December 12, 2022, the original date of issuance of the Series E Preferred Stock.

(t) “Junior Stock” means any class or series of stock of the Company that ranks junior to the Series E Preferred Stock either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company.

(u) “Limited Voting Preferred Stock” means any other class or series of Preferred Stock ranking equally with the Series E Preferred Stock with respect to dividends and the distribution of assets upon liquidation, dissolution or winding up of the Company and upon which like voting rights have been conferred and are exercisable. As of the Issue Date, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock are the only other Limited Voting Preferred Stock of the Company outstanding.

(v) “Liquidation Preference” has the meaning specified in Section 6(b).

(w) “Nonpayment Event” has the meaning specified in Section 9(b).

(x) “Parity Stock” means any class or series of stock of the Company that ranks equally with the Series E Preferred Stock as to the payment of dividends and as to the distribution of assets on any liquidation, dissolution or winding-up of the Company. As of the Issue Date, the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock are the only Parity Stock of the Company outstanding.

(y) “Preferred Stock” means any and all series of preferred stock of the Company, including the Series A Preferred Stock, the Series B Preferred Stock, the Series C Preferred Stock, the Series D Preferred Stock and the Series E Preferred Stock.

(z) “Preferred Stock Directors” has the meaning specified in Section 9(b).

(aa) “Rating Agency” means a nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the U.S. Securities Exchange Act of 1934, as amended, that publishes a rating for the Company.

(bb) “Rating Agency Event” has the meaning specified in Section 7(f).

(cc) “Redemption Date” means any date fixed for redemption in accordance with Section 7.

(dd) “Redomicile” means a change of the domicile of the Company from Bermuda to the United States, causing the Company to become a U.S.-domiciled corporation and a U.S. taxpayer.

(ee) “Relevant Date” has the meaning specified in Section 5(b)(i).

(ff) “Relevant Taxing Jurisdiction” has the meaning specified in Section 7(e).

(gg) “Reset Date” means December 30, 2027 and each date falling on the fifth anniversary of the preceding Reset Date, which in each case, will not be adjusted for Business Days.

(hh) “Reset Dividend Determination Date” means, in respect of any Reset Period, the day falling three Business Days prior to the beginning of such Reset Period, subject to any adjustments made by the Calculation Agent as provided for herein.

(ii) “Reset Period” means the period from, and including, December 30, 2027 to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.

(jj) “Senior Stock” means any class or series of stock of the Company that ranks senior to the Series E Preferred Stock either as to the payment of dividends or as to the distribution of assets upon any liquidation, dissolution or winding-up of the Company.

(kk) “Series A Preferred Stock” means the Company’s 6.35% Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series A, US$1.00 par value per share, US$25,000 liquidation preference per share.

(ll) “Series B Preferred Stock” means the Company’s 5.625% Fixed-Rate Perpetual Non-Cumulative Preferred Stock, Series B, US$1.00 par value per share, US$25,000 liquidation preference per share.

(mm) “Series C Preferred Stock” means the Company’s 6.375% Fixed-Rate Reset Perpetual Non-Cumulative Preferred Stock, Series C, US$1.00 par value per share, US$25,000 liquidation preference per share.

(nn) “Series D Preferred Stock” means the Company’s 4.875% Fixed-Rate Perpetual Non-Cumulative Preferred Stock, Series D, US$1.00 par value per share, US$25,000 liquidation preference per share.

(oo) “Series E Preferred Stock” has the meaning specified in the preamble.

(pp) “Successor Company” means an entity formed by a consolidation, merger, amalgamation or other similar transaction involving the Company or the entity to which the Company conveys, transfers or leases substantially all its properties and assets.

(qq) “Tax Event” has the meaning specified in Section 7(e).

SECTION 4. DIVIDENDS.

(a) RATE AND PAYMENT OF DIVIDENDS. The holders of Series E Preferred Stock will be entitled to receive, only when, as and if declared by the Board of Directors of the Company (the “Board of Directors”) or a duly authorized committee of the Board of Directors, out of lawfully available funds for the payment of dividends, non-cumulative cash dividends from, and including, the Issue Date, quarterly in arrears, on the 30th day of March, June, September and December of each year (each, a “Dividend Payment Date”), commencing on March 30, 2023; provided, that, if any Dividend Payment Date falls on a day that is not a Business Day, such dividend shall instead be payable on (and no additional dividends shall accrue on the amount so payable from such date to) the next Business Day. In the event that the Company elects to issue additional shares of Series E Preferred Stock after the Issue Date of the Series E Preferred Stock in accordance with Section 2, dividends on such additional shares of Series E Preferred Stock shall commence on and include the Issue Date or from any other date as the Company shall specify at the time such additional shares of Series E Preferred Stock are issued.

To the extent declared, dividends shall be payable, with respect to each Dividend Period, in an amount per share of Series E Preferred Stock equal to the Dividend Rate. Dividends payable on each share of Series E Preferred Stock shall be computed on the basis of a 360-day year consisting of twelve 30-day months with respect to a full Dividend Period, and on the basis of the actual number of days elapsed during such Dividend Period with respect to a Dividend Period other than a full Dividend Period.

Dividends, if so declared, that are payable on the shares of Series E Preferred Stock on any Dividend Payment Date shall be payable to holders of record of the shares of Series E Preferred Stock as they appear on the books and records of the Company at 5:00 p.m. (New York City time) on the applicable record date, which shall be the 15th calendar day before that Dividend Payment Date or such other record date fixed by the Board of Directors or a duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Each dividend period (a “Dividend Period”) shall commence on and include a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the Issue Date, provided that, for any share of Series E Preferred Stock issued after the Issue Date, the initial Dividend Period for such shares may commence on and include such other date as the Board of Directors or a duly authorized committee of the Board of Directors shall determine and publicly disclose at the time such additional shares are issued) and shall end on and include the calendar day preceding the next Dividend Payment Date. Dividends payable in respect of a Dividend Period shall be payable in arrears (i.e., on the first Dividend Payment Date after such Dividend Period).

Dividends on the Series E Preferred Stock shall be non-cumulative.

Accordingly, if the Board of Directors or a duly authorized committee of the Board of Directors does not authorize and declare a dividend on the Series E Preferred Stock for any Dividend Period on or before the Dividend Payment Date for such Dividend Period, in full or otherwise, then such undeclared dividends shall not accumulate and shall not accrue and shall not be payable, and the Company shall have no obligation to pay such undeclared dividends for the applicable Dividend Period on the related Dividend Payment Date or at any future time or to pay interest with respect to such dividends, whether or not dividends are declared for any future Dividend Period on Series E Preferred Stock.

Holders of Series E Preferred Stock shall not be entitled to any dividends or other distributions, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series E Preferred Stock as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).

Dividends on the Series E Preferred Stock will not be declared, paid or set aside for payment if the Company fails to comply, or if such act would cause the Company to fail to comply, with applicable laws, rules and regulations (including any applicable capital adequacy guidelines established by the Capital Regulator).

(b) PRIORITY OF DIVIDENDS. So long as any shares of Series E Preferred Stock remain outstanding, unless the full dividend for the last completed Dividend Period on all outstanding shares of Series E Preferred Stock and all outstanding Parity Stock has been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside), (i) no dividend shall be declared or paid on the Common Stock or any other Junior Stock or any Parity Stock (except in the case of the Parity Stock, on a pro rata basis with the Series E Preferred Stock as described below), other than a dividend payable solely in Common Stock or other Junior Stock or (solely in the case of Parity Stock) other Parity Stock, as applicable, and (ii) no Common Stock, other Junior Stock or Parity Stock shall be purchased, redeemed or otherwise acquired for consideration by the Company, directly or indirectly (other than (A) as a result of a reclassification of Junior Stock for or into other Junior Stock, or a reclassification of Parity Stock for or into other Parity Stock, or the exchange or conversion of one Junior Stock for or into another Junior Stock or the exchange or conversion of one Parity Stock for or into another Parity Stock, (B) through the use of the proceeds of a substantially contemporaneous sale of Junior Stock or (solely in the case of Parity Stock) other Parity Stock, as applicable and (C) as required by or necessary to fulfill the terms of any employment contract, benefit plan or similar arrangement with or for the benefit of one or more employees, directors or consultants).

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period) on the Series E Preferred Stock and any Parity Stock, all dividends declared by the Board of Directors or a duly authorized committee thereof on the Series E Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared by the Board of Directors or such committee thereof pro rata in accordance with the respective aggregate liquidation preferences of the Series E Preferred Stock and any Parity Stock so that the respective amounts of such dividends shall bear the same ratio to each other as all declared but unpaid dividends per Series E Preferred Stock and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) bear to each other.

SECTION 5. PAYMENT OF ADDITIONAL AMOUNTS.

(a) From and after the effective date of the Bermuda Series E Preferred Stock (as defined in the Certificate of Incorporation), the Company shall make all payments on the Series E Preferred Stock free and clear of and without withholding or deduction at source for, or on account of, any taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any Relevant Taxing Jurisdiction, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (i) the laws (or any regulations or rulings promulgated thereunder) of any Relevant Taxing Jurisdiction or (ii) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in any Relevant Taxing Jurisdiction). If a withholding or deduction at source is required, the Company shall, subject to certain limitations and exceptions described below, pay to the holders of the Series E Preferred Stock such additional amounts (the “additional amounts”) as dividends as may be necessary so that every net payment, after such withholding or deduction (including any such withholding or deduction from such additional amounts), shall be equal to the amounts the Company would otherwise have been required to pay had no such withholding or deduction been required.

(b) The Company shall not be required to pay any additional amounts:

(1) for or on account of:

(i) any tax, fee, duty, assessment or governmental charge of whatever nature that would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the Relevant Taxing Jurisdiction or any political subdivision thereof or otherwise had some connection with the Relevant Taxing Jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Series E Preferred Stock or any Series E Preferred Stock presented for payment (where presentation is required for payment) more than 30 days after the Relevant Date (except to the extent that the holder would have been entitled to such amounts if it had presented such shares for payment on any day within such 30 day period). The “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the dividend disbursing agent on or prior to such due date, it means the first date on which the full amount of such moneys having been so received and being available for payment to holders and notice to that effect shall have been duly given to the holders of the Series E Preferred Stock;

(ii) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge or any tax, assessment or other governmental charge that is payable otherwise than by withholding or deduction from payment of the liquidation preference or of any dividends on the Series E Preferred Stock;

(iii) any tax, fee, duty, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder of such Series E Preferred Stock to comply with any reasonable request by the Company addressed to the holder within 90 days of such request (a) to provide information concerning the nationality, residence or identity of the holder or (b) to make any declaration or other similar claim or satisfy any information or reporting requirement that is required or imposed by statute, treaty, regulation or administrative practice of the Relevant Taxing Jurisdiction as a precondition to exemption from all or part of such tax, fee, duty, assessment or other governmental charge;

(iv) any tax, fee, duty, assessment or governmental charge required to be withheld or deducted under Sections 1471 through 1474 of the Code (or any Treasury regulations or other administrative guidance thereunder); or

(v) any combination of items (i), (ii), (iii) and (iv); or

(2) with respect to any U.S. federal withholding tax imposed on payments on the Series E Preferred Stock following a Redomicile.

(c) In addition, the Company shall not pay additional amounts with respect to any payment on any such Series E Preferred Stock to any holder that is a fiduciary, partnership, limited liability company or other pass-through entity other than the sole beneficial owner of such Series E Preferred Stock if such payment would be required by the laws of the Relevant Taxing Jurisdiction to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership, limited liability company or other pass-through entity or a beneficial owner to the extent such beneficiary, partner or settlor would not have been entitled to such additional amounts had it been the holder of the Series E Preferred Stock.

SECTION 6. LIQUIDATION RIGHTS.

(a) VOLUNTARY OR INVOLUNTARY LIQUIDATION. In the event of any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, holders of the Series E Preferred Stock shall be entitled to receive, out of the assets of the Company available for distribution to stockholders of the Company, after satisfaction of all liabilities and obligations to creditors and Senior Stock of the Company, if any, but before any distribution of such assets is made to the holders of Common Stock and any other Junior Stock, a liquidating distribution in the amount equal to US$25,000 per share of Series E Preferred Stock, plus declared and unpaid dividends, if any, to the date fixed for distribution.

(b) PARTIAL PAYMENT. After payment of the full amount of any distribution described in Section 6(a) above to which holders are entitled, holders of the Series E Preferred Stock will have no right or claim to any of the Company’s remaining assets. If in any distribution described in Section 6(a) above, the assets of the Company are not sufficient to pay the Liquidation Preferences (as defined below) in full to all holders of Series E Preferred Stock and all holders of any Parity Stock, the amounts payable to the holders of Series E Preferred Stock and to the holders of all such other Parity Stock shall be paid pro rata in accordance with the respective aggregate Liquidation Preferences of the holders of Series E Preferred Stock and the holders of all such other Parity Stock, but only to the extent the Company has assets available after satisfaction of all liabilities to creditors and holder of Senior Stock. In any such distribution, the “Liquidation Preference” of any holder of Series E Preferred Stock or Parity Stock of the Company shall mean the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Company available for such distribution), including any declared but unpaid dividends (and any unpaid, accrued cumulative dividends, whether or not declared, in the case of any holder of shares on which dividends accrue on a cumulative basis).

(c) RESIDUAL DISTRIBUTIONS. If the Liquidation Preference has been paid in full to all holders of Series E Preferred Stock and any holders of Parity Stock, the holders of Junior Stock of the Company shall be entitled to receive all remaining assets of the Company according to their respective rights and preferences.

(d) STRUCTURAL SUBORDINATION. The Series E Preferred Stock shall be structurally subordinated in right of payment to all obligations of the Company’s subsidiaries including all existing and future policyholders’ obligations of such subsidiaries.

(e) MERGER, CONSOLIDATION AND SALE OF ASSETS NOT LIQUIDATION. For purposes of this Section 6, the consolidation, amalgamation, merger, arrangement, reincorporation, de-registration, reconstruction, reorganization or other similar transaction involving the Company or the sale or transfer of all or substantially all of the shares or the property or business of the Company shall not be deemed to constitute a liquidation, dissolution or winding-up.

SECTION 7. OPTIONAL REDEMPTION.

(a) The Series E Preferred Stock may not be redeemed by the Company except as set forth in Sections 7(b), (c), (d), (e) and (f) herein.

(b) REDEMPTION ON OR AFTER THE FIRST RESET DATE. The Company may redeem the Series E Preferred Stock, in whole or in part, from time to time, on the First Reset Date or anytime thereafter, at a redemption price equal to (i) US$25,000 per share of Series E Preferred Stock, plus (ii) (a) if no dividends have been declared for the then-current Dividend Period, an amount equal to any dividends per share that would have accrued to, but excluding, such Redemption Date at the then-applicable Dividend Rate if declared for such Dividend Period, or (b) the amount of any declared and unpaid dividends for the then-current Dividend Period to, but excluding, such Redemption Date, in each case without interest on such amount.

(c) VOTING EVENT. The Company may redeem, in whole, but not in part, all of the Series E Preferred Stock, at any time prior to the First Reset Date, upon notice given as provided in Section 7(h) herein, if at any time the Company notifies the holders of Common Stock of a proposal for a merger or amalgamation or any proposal for any other matter that requires, as a result of any changes in Delaware law after the Issue Date, an affirmative vote of the holders of the Series E Preferred Stock at the time outstanding, whether voting as a separate series or together with any other series of Preferred Stock as a single class, at a redemption price of US$26,000 per share of Series E Preferred Stock, plus (a) if no dividends have been declared for the then-current Dividend Period, an amount equal to any dividends per share that would have accrued to, but excluding, such Redemption Date at the then-applicable Dividend Rate if declared for such Dividend Period, or (b) the amount of any declared and unpaid dividends for the then-current Dividend Period to, but excluding, such Redemption Date, in each case without interest on such amount.

(d) CAPITAL DISQUALIFICATION EVENT. The Company may redeem, in whole, but not in part, all of the Series E Preferred Stock, at any time prior to the First Reset Date, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,000 per Series E Preferred Stock, plus (a) if no dividends have been declared for the then-current Dividend Period, an amount equal to any dividends per share that would have accrued to, but excluding, such Redemption Date at the then-applicable Dividend Rate if declared for such Dividend Period, or (b) the amount of any declared and unpaid dividends for the then-current Dividend Period to, but excluding, such Redemption Date, in each case without interest on such amount, at any time within 90 days following the occurrence of the date on which the Company has reasonably determined that, as a result of (i) any amendment to, or change in, those laws or regulations of the jurisdiction of the Company’s Capital Regulator that is enacted or becomes effective after the initial issuance of the Series E Preferred Stock, (ii) any proposed amendment to, or change in, those laws or regulations that is announced or becomes effective after the initial issuance of the Series E Preferred Stock or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations that is announced after the initial issuance of the Series E Preferred Stock, a Capital Disqualification Event has occurred.

(e) CHANGE IN TAX LAW. The Company may redeem, in whole, but not in part, all of the Series E Preferred Stock, at any time prior to the First Reset Date, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,000 per Series E Preferred Stock, plus (a) if no dividends have been declared for the then-current Dividend Period, an amount equal to any dividends per share that would have accrued to, but excluding, such Redemption Date at the then-applicable Dividend Rate if declared for such Dividend Period, or (b) the amount of any declared and unpaid dividends for the then-current Dividend Period to, but excluding, such Redemption Date, in each case without interest on such amount, if as a result of a Change in Tax Law there is, in the Company’s reasonable determination, a substantial probability that the Company or any Successor Company would become obligated to pay additional amounts on the next succeeding Dividend Payment Date with respect to the Series E Preferred Stock and the payment of those additional amounts could not be avoided by the use of any reasonable measures available to the Company or any Successor Company (a “Tax Event”). As used herein, “Change in Tax Law” means (i) a change in or amendment to laws, regulations or rulings of any Relevant Taxing Jurisdiction, (ii) a change in the official application or interpretation of those laws, regulations or rulings, (iii) any execution of or amendment to any treaty affecting taxation to which any Relevant Taxing Jurisdiction is party or (iv) a decision rendered by a court of competent jurisdiction in any Relevant Taxing Jurisdiction, whether or not such decision was rendered with respect to the Company, in each case described in clauses (i) - (iv) above, occurring after December 5, 2022; provided that in the case of a Relevant Taxing Jurisdiction other than Bermuda in which a Successor Company is organized, such Change in Tax Law must occur after the date on which the Company consolidates, merges or amalgamates (or engages in a similar transaction) with the Successor Company, or conveys, transfers or leases substantially all of its properties and assets to the Successor Company, as applicable. For the avoidance of doubt, a Redomicile, if it were to occur, would not, on its own, constitute a Change in Tax Law or give rise to a Tax Event. As used herein, “Relevant Taxing Jurisdiction” means (A) Bermuda or any political subdivision or governmental authority of or in Bermuda with the power to tax, (B) any jurisdiction from or through which the Company or its dividend disbursing agent is making payments on the Series E Preferred Stock or any political subdivision or governmental authority of or in that jurisdiction with the power to tax or (C) any other jurisdiction in which the Company or any Successor Company is organized or generally subject to taxation or any political subdivision or governmental authority of or in that jurisdiction with the power to tax. Prior to any redemption upon a Tax Event, the Company shall file with its corporate records and deliver to the transfer agent for the Series E Preferred Stock a certificate signed by one of the Company’s officers confirming that a Tax Event has occurred and is continuing (as reasonably determined by the Company). The Company shall include a copy of this certificate with any notice of such redemption.

(f) RATING AGENCY EVENT. The Company may redeem, in whole, but not in part, all of the Series E Preferred Stock, at any time prior to the First Reset Date, upon notice given as provided in Section 7(h) herein, at a redemption price equal to US$25,500 per Series E Preferred Stock, plus (a) if no dividends have been declared for the then-current Dividend Period, an amount equal to any dividends per share that would have accrued to, but excluding, such Redemption Date at the then-applicable Dividend Rate if declared for such Dividend Period, or (b) the amount of any declared and unpaid dividends for the then-current Dividend Period to, but excluding, such Redemption Date, in each case without interest on such amount, within 90 days after a Rating Agency Event. As used herein, a “Rating Agency Event” occurs if any nationally recognized statistical rating organization, as defined in Section 3(a)(62) of the U.S. Securities Exchange Act of 1934, as amended, that then publishes a rating for the Company amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the Series E Preferred Stock, which amendment, clarification, or change results in:

(i) the shortening of the length of time the Series E Preferred Stock are assigned a particular level of equity credit by that Rating Agency as compared to the length of time they would have been assigned that level of equity credit by that Rating Agency or its predecessor on the initial issuance of the Series E Preferred Stock; or

(ii) the lowering of the equity credit (including up to a lesser amount) assigned to the Series E Preferred Stock by that Rating Agency as compared to the equity credit assigned by that Rating Agency or its predecessor on the initial issuance of the Series E Preferred Stock.

(g) NO SINKING FUND. The Series E Preferred Stock shall not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar provisions. Holders of Series E Preferred Stock shall have no right to require the redemption or repurchase of the Series E Preferred Stock.

(h) PROCEDURES FOR REDEMPTION. The redemption price for any Series E Preferred Stock shall be payable on the Redemption Date to the holders of such shares against book-entry transfer or surrender of the certificate(s) evidencing such shares to the Company or its agent. Upon any such redemption, the redemption price shall include (a) if no dividends have been declared for the then-current Dividend Period, an amount equal to any dividends per share that would have accrued to, but excluding, such Redemption Date at the then-applicable Dividend Rate if declared for such Dividend Period, or (b) the amount of any declared and unpaid dividends for the then-current Dividend Period to, but excluding such Redemption Date, as described above. Any declared but unpaid dividends payable on a Redemption Date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the Redemption Date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 herein. In the event the applicable Redemption Date is not a Business Day or a Bermuda Business Day, the redemption price will be paid on the next Business Day that is a Bermuda Business Day without any adjustment to the amount of the redemption price paid. Prior to delivering any notice of redemption as provided below, the Company shall file with its corporate records a certificate signed by one of the Company’s officers affirming the Company’s compliance with the redemption provisions under DGCL relating to the Series E Preferred Stock, and stating that there are reasonable grounds for believing that the Company is, and after the redemption will be, able to pay its liabilities as they become due and that the redemption will not cause the Company to breach any provision of applicable Delaware law or regulation. The Company shall mail a copy of this certificate with the notice of any redemption.

(i) NOTICE OF REDEMPTION. Notice of every redemption of Series E Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the Series E Preferred Stock to be redeemed at their respective last addresses appearing on the share register of the Company. Such mailing shall be at least 15 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of Series E Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other Series E Preferred Stock. Notwithstanding the foregoing, if the Series E Preferred Stock or any depositary shares representing interests in the Series E Preferred Stock are issued in book-entry form through DTC or any other similar facility, notice of redemption may be given to the holders of Series E Preferred Stock at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (i) the Redemption Date; (ii) the number of Series E Preferred Stock to be redeemed and, if less than all the Series E Preferred Stock held by such holder are to be redeemed, the number of such Series E Preferred Stock to be redeemed from such holder; (iii) the redemption price; and (iv) that the Series E Preferred Stock should be delivered via book-entry transfer or the place or places where certificates, if any, for such Series E Preferred Stock are to be surrendered for payment of the redemption price.

(j) PARTIAL REDEMPTION. In case of any redemption of only part of the Series E Preferred Stock at the time outstanding, the Series E Preferred Stock to be redeemed shall be selected either pro rata or by lot. Subject to the provisions hereof, the Company shall have full power and authority to prescribe the terms and conditions upon which Series E Preferred Stock shall be redeemed from time to time.

(k) If the Series E Preferred Stock are treated as Tier 1 capital (or a substantially similar concept) under the capital guidelines of a Capital Regulator, any redemption of the Series E Preferred Stock may be subject to the Company’s receipt of any required prior approval from the Capital Regulator and to the satisfaction of any conditions to the Company’s redemption of the Series E Preferred Stock set forth in those capital guidelines or any other applicable regulations of the Capital Regulator.

(l) EFFECTIVENESS OF REDEMPTION. If notice of redemption of any Series E Preferred Stock has been duly given and if on or before the Redemption Date specified in the notice all funds necessary for such redemption have been set aside by the Company, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the Series E Preferred Stock called for redemption, so as to be and continue to be available therefor, then, notwithstanding that Series E Preferred Stock so called for redemption have not been surrendered for cancellation or transferred via book-entry, on and after the Redemption Date, no further dividends shall be declared on all Series E Preferred Stock so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such Series E Preferred shall forthwith on such Redemption Date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest.

SECTION 8. SUBSTITUTION OR VARIATION

(a) At any time following a Tax Event or at any time following a Capital Disqualification Event, the Company may, without the consent of any holders of the Series E Preferred Stock, vary the terms of the Series E Preferred Stock such that they remain securities, or exchange the Series E Preferred Stock with new securities, which (i) in the case of a Tax Event, would eliminate the substantial probability that the Company or any Successor Company would be required to pay any additional amounts with respect to the Series E Preferred Stock as a result of a Change in Tax Law or (ii) in the case of a Capital Disqualification Event, for purposes of determining the solvency margin, capital adequacy ratios or any other comparable ratios, regulatory capital resource or level of the Company or any member thereof, where subdivided into tiers, qualify as Tier 1 capital (or a substantially similar concept) under the capital guidelines of the Company’s Capital Regulator. In either case, the terms of the varied securities or new securities considered in the aggregate cannot be less favorable to holders than the terms of the Series E Preferred Stock prior to being varied or exchanged; provided that no such variation of terms or securities received in exchange shall change the specified denominations of, dividend payable on, the Redemption Dates (other than any extension of the period during which an optional redemption may not be exercised by the Company) or currency of, the Series E Preferred Stock, reduce the liquidation preference thereof, lower the ranking in right of payment with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding-up of the Series E Preferred Stock, or change the foregoing list of items that may not be so amended as part of such substitution or variation. Further, no such variation of terms or securities received in exchange shall impair the right of a holder of the securities to institute suit for the payment of any amounts due (as provided under this Certificate of Designations), but unpaid with respect to such holder’s securities.

(b) Prior to any substitution or variation, the Company shall be required to receive an opinion of independent legal advisers of recognized standing to the effect that holders and beneficial owners (including holders and beneficial owners of depositary shares) of the Series E Preferred Stock (including as holders and beneficial owners of the varied or exchanged securities) will not recognize income, gain or loss for United States federal income tax purposes as a result of such substitution or variation and will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case had such substitution or variation not occurred.

(c) Any substitution or variation of the Series E Preferred Stock described above shall be made after notice is given to the holders of the Series E Preferred Stock not less than 15 days nor more than 60 days prior to the date fixed for substitution or variation, as applicable.

SECTION 9. VOTING RIGHTS.

(a) GENERAL. The holders of Series E Preferred Stock shall not have any voting rights except as set forth below or in the Certificate of Incorporation or as otherwise from time to time required by law. On any item on which the holders of the Series E Preferred Stock are entitled to vote, such holders shall be entitled to one vote for each Series E Preferred Stock held.

(b) RIGHT TO ELECT TWO DIRECTORS UPON NONPAYMENT EVENTS. If and whenever dividends in respect of any Series E Preferred Stock shall have not been declared and paid for the equivalent of six or more Dividend Periods, whether or not consecutive (a “Nonpayment Event”), the holders of Series E Preferred Stock, voting together as a single class with the holders of any and all other series of Limited Voting Preferred Stock then outstanding, shall be entitled to vote for the election of a total of two additional members of the Board of Directors (the “Preferred Stock Directors”); provided that it shall be a qualification for election for any such Preferred Stock Director that the election of any such directors shall not cause the Company to violate the corporate governance requirements of the U.S. Securities and Exchange Commission or the New York Stock Exchange (or any other securities exchange or other trading facility on which securities of the Company may then be listed or quoted) that listed or quoted companies must have a majority of independent directors. The Company shall use its best efforts to increase the number of directors constituting the Board of Directors to the extent necessary to effectuate such right, and, if necessary, to amend the Certificate of Incorporation and the Bylaws.

In the event that the holders of the Series E Preferred Stock, and any such other holders of Limited Voting Preferred Stock, shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting, or at any annual meeting of stockholders, and thereafter at the annual meeting of stockholders. At any time when such special voting power has vested in the holders of any of the Series E Preferred Stock and any such other holders of Limited Voting Preferred Stock as described above, the chief executive officer of the Company shall, upon the written request of the holders of record of at least 10% of the Series E Preferred Stock and other series of Limited Voting Preferred Stock (taken together as a single class) then outstanding addressed to the secretary of the Company, call a special general meeting of the holders of the Series E Preferred Stock and other series of Limited Voting Preferred Stock for the purpose of electing directors. Such meeting shall be held at the earliest practicable date in such place as may be designated pursuant to the Certificate of Incorporation and the Bylaws (or if there be no designation, at the Company’s principal office). If such meeting shall not be called by the Company’s proper officers within 20 days after the Company’s secretary has been personally served with such request, or within 60 days after mailing the same by registered or certified mail addressed to the Company’s secretary at the Company’s principal office, then the holders of record of at least 10% of the Series E Preferred Stock and other series of Limited Voting Preferred Stock (taken together as a single class) then outstanding may designate in writing one such holder to call such meeting at the Company’s expense, and such meeting may be called by such holder so designated upon the notice required for special meetings of stockholders. Notwithstanding the foregoing, no such special meeting shall be called during the period within 90 days immediately preceding the date fixed for the next annual meeting of stockholders.

At any annual or special meeting at which the holders of the Series E Preferred Stock and any such other holders of Limited Voting Preferred Stock shall be entitled to vote with the holders of any other outstanding series of Limited Voting Preferred Stock, voting together as a separate class, for the election of the Preferred Stock Directors following a Nonpayment Event, the presence, in person or by proxy, of the holders of a majority in voting power of the outstanding shares of Limited Voting Preferred Stock entitled to vote thereon shall constitute a quorum for the election of such Preferred Stock Directors. At any such meeting or adjournment thereof, the absence of a quorum of the Limited Voting Preferred Stock shall not prevent the election of any directors other than the Preferred Stock Directors, and the absence of a quorum for the election of any other directors shall not prevent the election of the Preferred Stock Directors.

The Preferred Stock Directors so elected by the holders of the Series E Preferred Stock and other series of Limited Voting Preferred Stock and any other Limited Voting Preferred Stock shall continue in office (i) until their successors, if any, are elected by such holders and qualified or (ii) unless required by applicable law to continue in office for a longer period, until termination of the right of the holders of the Limited Voting Preferred Stock to vote on the election of such Preferred Stock Directors, subject to any Preferred Stock to vote on the election of such Preferred Stock Directors, subject to any Preferred Stock Director’s earlier death, disqualification, removal or resignation. If and to the extent permitted by applicable law, immediately upon any termination of the right of the holders of the Limited Voting Preferred Stock to vote on the election of any Preferred Stock Directors as provided herein, the terms of office of such Preferred Stock Directors then in office shall forthwith terminate so elected by the holders of the Series E Preferred Stock shall terminate and any individuals then serving as a Preferred Stock Director shall automatically cease to be qualified as, and shall thereupon cease to be, a Preferred Stock Director.

When dividends have been paid in full on the Series E Preferred Stock for at least four consecutive Dividend Periods after a Nonpayment Event (or declared and a sum sufficient for such payment shall have been set aside), then the holders of the Series E Preferred Stock and any other Limited Voting Preferred Stock shall be divested of the right to elect any Preferred Stock Directors (subject to revesting of such voting rights in the event of each subsequent Nonpayment Event pursuant to this Section 9) and the number of Dividend Periods in which dividends have not been declared and paid shall be reset to zero, and if and when the rights of holders of all other series of Limited Voting Preferred Stock then outstanding to elect the Preferred Stock Directors shall have ceased, the terms of office of all the Preferred Stock Directors shall forthwith terminate, any individuals then serving as a Preferred Stock Director shall automatically cease to be qualified as, and shall thereupon cease to be, a Preferred Stock Director and the number of directors constituting the Board of Directors shall automatically be reduced accordingly. For purposes of determining whether dividends have been paid for four consecutive Dividend Periods following a Nonpayment Event, the Company may take account of any dividend it elects to pay for such a Dividend Period after the Dividend Payment Date for the Dividend Payment Period has passed.

Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority in voting power of the shares of Series E Preferred Stock and any other series of Limited Voting Preferred Stock then outstanding (voting together as a single class) when they have the voting rights described above. Until the right of the holders of Series E Preferred Stock and any Limited Voting Preferred Stock to elect the Preferred Stock Directors shall cease, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Nonpayment Event) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remain in office, by a vote of the holders of record of a majority in voting power of the outstanding shares of Series E Preferred Stock and any other series of Limited Voting Preferred Stock (voting together as a single class) when they have the voting rights described above. Any such vote of holders of Series E Preferred Stock and Limited Voting Preferred Stock to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of Preferred Stock Directors after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders of the Company, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter. Each Preferred Stock Director elected at any special meeting of stockholders of the Company or by written consent of the other Preferred Stock Director shall hold office until the next annual meeting of the stockholders of the Company until their successors, if any, are elected by such holders and qualified if such office shall not have previously terminated as above provided, subject to such Preferred Stock Director’s earlier death, disqualification, removal or resignation.

(c) VARIATION OF RIGHTS. Other than as provided for in Section 8(a) herein (which permits certain variations without consent by the holders of the Series E Preferred Stock), any or all of the special rights of the Series E Preferred Stock may be altered or abrogated with the consent in writing of the holders of not less than three-quarters of the issued shares of Series E Preferred Stock or with the approval of the holders of the outstanding shares of Series E Preferred Stock at any meeting of stockholders by a majority of the votes cast by the holders of Series E Preferred Stock at such meeting. At any meeting of the stockholders held to vote on the approval of any alteration or abrogation in accordance with the immediately preceding sentence, the presence in person or by proxy of the holders of a majority in voting power of the outstanding shares of Series E. Preferred Stock shall constitute a quorum for the purpose of voting on such proposal. The rights attaching to or the terms of issue of such Series E Preferred Stock, shall not, unless otherwise expressly provided by the terms of issue of such shares, be deemed to be varied by the creation or issue of Parity Stock.

(d) CHANGES FOR CLARIFICATION. Without the consent of the holders of the Series E Preferred Stock, so long as such action does not materially and adversely affect the special rights, preferences, privileges and voting powers, of the Series E Preferred Stock taken as a whole, the Board of Directors of the Company may, by resolution, amend, alter, supplement or repeal any terms of the Series E Preferred Stock:

(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations that may be defective or inconsistent; or

(ii) to make any provision with respect to matters or questions arising with respect to the Series E Preferred Stock that is not inconsistent with the provisions of this Certificate of Designations; provided that any such amendment, alteration, supplement or repeal of any terms of the Series E Preferred Stock shall be deemed not to materially and adversely affect the special rights, preferences, privileges and voting powers of the Series E Preferred Stock, taken as a whole.

(e) CHANGES AFTER PROVISION FOR REDEMPTION. No vote or consent of the holders of Series E Preferred Stock shall be required pursuant to Section 9(b), (c) or (d) above if, at or prior to the time when the act with respect to which such vote would otherwise be required pursuant to such Section shall be effected, all outstanding shares of Series E Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside by the Company for such redemption, in each case pursuant to Section 7 herein.

(f) PROCEDURES FOR VOTING AND CONSENTS. The rules and procedures for calling and conducting any meeting of the holders of Series E Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or a duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation and the Bylaws, applicable law and any national securities exchange or other trading facility on which the Series E Preferred Stock is listed or traded at the time. Whether the vote or consent of the holders of a plurality, majority or other portion of the Series E Preferred Stock and any Limited Voting Preferred Stock has been cast or given on any matter on which the holders of Series E Preferred Stock are entitled to vote shall be determined by the Company by reference to the aggregate voting power, as determined by the Certificate of Incorporation and the Bylaws of the Company, of the shares voted or covered by the consent.

SECTION 10. RANKING. The Series E Preferred Stock shall, with respect to the payment of dividends and distributions of assets upon liquidation, dissolution and winding-up, rank senior to Junior Stock, junior to any Senior Stock and pari passu with any Parity Stock of the Company, including those that the Company may issue from time to time in the future.

SECTION 11. RECORD HOLDERS. To the fullest extent permitted by applicable law, the Company and the transfer agent for the Series E Preferred Stock may deem and treat the record holder of any Series E Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Company nor such transfer agent shall be affected by any notice to the contrary.

SECTION 12. NOTICES. All notices or communications in respect of Series E Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, Certificate of Incorporation, the Bylaws or by applicable law. Notwithstanding the foregoing, if Series E Preferred Stock or depositary shares representing an interest in Series E Preferred Stock are issued in book-entry form through DTC, such notices may be given to the holders of the Series E Preferred Stock in any manner permitted by DTC.

SECTION 13. NO PREEMPTIVE RIGHTS. No share of Series E Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Company, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

SECTION 14. LIMITATIONS ON TRANSFER AND OWNERSHIP. The Series E Preferred Stock shall be subject to the limitations on transfer and ownership contained in the Certificate of Incorporation and the Bylaws.

SECTION 15. OTHER RIGHTS. The Series E Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation, the Bylaws or as provided by applicable law.

IN WITNESS WHEREOF, ATHENE HOLDING LTD. has caused this certificate to be signed by Martin P. Klein, its Executive Vice President and Chief Financial Officer, as of December 31, 2023.

ATHENE HOLDING LTD.

By:	/s/ Martin P. Klein
Name:	Martin P. Klein
Title:	Executive Vice President and Chief Financial Officer

[Signature Page to Certificate of Designations]